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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a video broadcast to HP employees by Carleton
S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, and Michael
D. Capellas, Compaq's Chairman and Chief Executive Officer. The transcript is posted on HP's internal web site.

[CARLY INTRODUCES MICHAEL]

MICHAEL: Well, thank you. After that introduction it's almost where do you go from here? So I'd like to talk about a couple of things. One, I'm going to talk a little bit about me. So who is this guy? A little bit about the industry, where it's going, what I think customers want. Certainly want to tell you a little bit about Compaq. I know that everybody has just unbelievable interest, and maybe a little bit sometimes give a couple of perspectives that aren't the same perspectives you may read. And finally talk just a little bit about what I think about the merger and what is the potential of this great new company and what we can be. And as I've heard Carly say a lot of times is you have to have great aspirations to be great. I think that's exactly right.

Okay, so the first thing you're going to find out about me, and this is not going to be very analytical. You're not going to work real hard to figure this out is that I am about as outgoing as you can get. So I'm one of those, if I don't have anybody else to talk to, I'll pull up beside a fire hydrant and start chatting away. Some of my most interesting conversations that way, and you probably shouldn't draw any other conclusions about that.


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The second thing you'll find out is I, and those who have worked with me, know that I am direct to an absolute fault. Emotions on your shirtsleeves, what you see is what you get, and it just comes out that way.

A little bit about my upbringing because I think it explains a little bit. I am the classic first generation. My parents both raised in Europe, met during the Second World War. My father started off sweeping the floors of a steel plant in Ohio and actually had quite a successful management career, and so I think there's a great story there. I went to school, and this will explain everything, to study English literature.

CARLY:  They know I'm a history major; it's scary, you know, it's really scary.

MICHAEL: Somewhere along a year-and-a-half into it, common sense came to me and said you will probably starve to death doing that, so we went out...

CARLY: See it took me a little longer, that's all.

MICHAEL: So I actually studied computer science and finance. So I actually did study computer science and sort of came up, which brings me to the next part, I am absolutely the self-proclaimed geek, and if you have probably a five-minute conversation with me, that will also come out. So I have been a technologist all my life. I have spent my entire life in this business. It is, in addition to my occupation, it is absolutely my avocation, and I truly do love technology. And there we come into probably principle number three, beware of the Capellas, as Richard [Fly, of Compaq] would say, death spiral. Which is that I actually can get awfully deep in some technology issues.

I have been extremely happily married for 22 years, one of those classic "wife is my best friend." I have two daughters, twenty-one, just graduating from graduate school, did graduate school and her undergraduate in four years, very proud of her, and a seventeen-year-old, who is trying to figure out where to go to college, another one of those interesting conversations that does in fact try one's deep analytical skills, patience, and psychology.

Couple of hobbies. I didn't go to college on a football scholarship, which probably explains my management style. Please don't go there either. But I am a runner. I do love to run. I find it to be one of life's great ways to relax, and so when Carly said she'd never have a peaceful moment, I have these long runs of which I actually rediscover the universe and think about things. So I really do love athletics of all kinds.

I play golf. You will get difference of opinions on how well. Not very. And I am an absolute music buff. In fact one of our favorite things, which I understand is another one of these bonds with the HP culture, is I am a professed expert in NAME THAT TUNE. So if you ever want to play that, I'm available for consultation.

CARLY:  You specialize in a certain era though, right?

MICHAEL: I'm into sixties and seventies rock music. Get me into the nineties and The Smashing Pumpkins, I'm lost. But we'll work on that next.

Professionally I spent my first almost 20 years with a company called Schlumberger which I have just huge respect for literally all over the world, so I have spent a good deal of my [portion] internationally, which I think has become hugely helpful for me. Schlumberger had a great belief is that they believed in management rotation, and so I've spent most of that creating technology and engineering, but also ran away for fab. Spent some time in sales and spent some time in finance.

Went from there and was with SAP for awhile, and was a bit of architectural work behind there, the original R3 supply chain modules, and then a quick touch with Oracle where I was happily minding my own business when Compaq recruited me away to be, of all things, their CIO. I had been working in global sales before that. Spent some time with, I've been with Compaq a little over three years in a rapid series of interesting moves: CIO, COO, CEO. Can't keep a job or something; I'm not sure.

But in fact I have been a core technologist all my life. I have worked in sales and in engineering and certainly software development, and so I take great pride in actually having a depth of understanding of the business of the business.

Personal characteristics again will become pretty obvious pretty quick. I do think one of the things that gives me an interesting perspective is that I have been a longtime customer of HP, and certainly to those people who are the Schlumberger account managers I remember, Francois, you very well, wherever we may find you today. I have been a partner and co-development partner, and I was actually one of the executive sponsors to HP through my days at SAP, and to the SAP team, I'm sure you remember that. And I of course have been a competitor as well. And so I think that does actually allow some perspective on the company, and I think that is hugely helpful.

I do think that as Carly was talking about, it's difficult right now sometimes to see this global sort of slowdown that we're in and realize that in fact the long-term fundamentals are really what matter. The Internet will continue to drive growth in information technology, and maybe the false economics of the last couple of years have come and gone, but I have every confidence that the growth of IT is only starting and after a small period of correction, and is that the middle of next year or whatever, that the Internet will drive spending.

I do think, interestingly enough, that we went through this period of the Internet where there actually was, we thought that e-commerce was a really big deal. Well it may have been. But we've known how to do rows and columns in financial transactions for a long time.

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But there's going to be a period of hypergrowth because what actually the
Internet's going to drive it, is really going to drive it, is the next generation of content. And we are just starting to approach that period where we're really using the Internet for the next generation of content delivery. And we're digitizing 7 million pages per day in the U.S. of everything from the Library of Congress to the archives of the Vatican, and what is still in front of us? Music on demand, streamed audio, streamed video, and we never built applications, we built applications to do transactions, so e-commerce was the natural evolution.

But the next great evolution as content starts to be in everything we do, and that will cause the world to actually have to reinvent IT. And I think that is an absolute megatrend and why I think the future's so interesting. And as I think through where the future is, it's this next generation of content delivery and nobody ever built a system to do content delivery, caching on the edge, yes, in fact distributed computing's coming back. And so that is the opportunity in front of us.

So one of the reasons why I sort of go into that long dissertation is I think that says a lot about when you think about that's the future, what is the strategy that this collective company can have, and if you believe that to be the case, and I believe that absolutely will drive the next three to five years, then does this make us better positioned and more able to be the leader in that space? I think the answer's absolutely.

So I will close on a few more thoughts about that, but it leads me into: Who is Compaq? What is the company? What are its capabilities? Why did you start with that set of capabilities and end up with a merger?

Well, one, interesting little test. Today you think of Compaq as a PC company, and by the way we are. I'm not embarrassed about it at all. However, if you think about the enterprise assets that are brought to bear, today we process 95 percent of the actual transactions of stock markets worldwide.

We actually are the leader and have won eight of the last ten supercomputer bids, things like the French Nuclear Agency to do testing of automatic, of nuclear fusion so that you won't have to run tests. We've just run one at the Japanese Atomic Energy Commission.

Our technology was the backbone for the foundation of the three world's largest genomics projects, Celera, who actually cracked the human genome. Geneva Proteomics who took it and devised out the next generation of DNA. And so in fact we have a supercomputing world with our high-end clustering.

We're very, very proud that we just got announced by IDC we're now number one in the world in storage, that is the number of units shipped in terms of petabytes, the number of SANs shipped [Gartner], and also now in terms of number one in absolute revenue of storage. So that's something we feel particularly good about.

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And of course you probably know we have the world's leader in total volume of servers shipped, that's because we ship a lot of industry-standard servers. We also ship more Linux servers than anybody in the world.

So why do I spend all the time to go over that is I think while the Compaq brand has been so powerful in PCs, I'm extremely anxious, and I believe we have great opportunity to take those high-end assets matching with the great high-end assets of HP, particularly the huge presence in the data center, longstanding relationships with ISVs, a great storage player in your own right, and obviously I think the great world of taking software and interoperability of what OpenView can be to be the framework that goes all the way from the interaction of UNIX, to Windows, to Linux, to storage, in a framework, gives us a powerful set of enterprise assets the taking to market together.

So everybody talks about the drive to be around what we're doing in the PC business. This was all about strategy number one, drive to a full set of capabilities and the most complete footprint in the industry around enterprise computing, and it is an absolutely unique opportunity to do that. And if you believe the enterprise is going to be re-architected because it has to because then that will change things, it creates an unbelievably powerful combination, and I believe that very passionately.

You're going to see some things that people didn't necessarily think through the analysis of this merger. We did an enormous amount of technical diligence. Going to hear some people say, well gee, that you have so much overlap. I think we have perfectly complementary go-to-market capabilities. And that's before we get into the next great drivers of expanding our services capabilities, collectively 65,000 service people around the world.

We sort of laugh, so myth number two: Compaq is a services business and it's all break, fix and PCs. I don't know when we got out of that business. It was a long time ago, a very long time ago. So most of all of our services business is really around enterprise computing, and quite frankly the second myth, Compaq doesn't make any money at it, we make about 12 percent return on sales, not too bad.

And so I think collectively the combined entities of service took us I believe we were ten and 12 respectively. Takes us to the number three IT services company in the world. Pretty powerful.

My last point, and I think I'm probably overextending my boundaries of time is I actually, you know, the PC business is a rotten business. If you think of the world of the PC business as the standard all beige box, then I think it is a rotten business. If you think of what the next generation, this is all about creating the next generation of consumer Internet experience.

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The combination of where the Internet will be is that intersection point between the Internet, distributed, and very, very rich content, starting with music, extending out into industry and video, and in fact the personal computer and a love affair between those three. Think of what we can do in the future.

The home will be a wireless network extended out with entertainment on demand, with sub woofers, speakers, all kinds of printing devices, great imaging, thank you very much VJ [Joshi], continuing on through with the entire network in the home, and that is the future of where I believe the consumer business will go in PCs and then the commercials it will be all about intelligent manageability and about how you put the next generation out there.

So while the PC business probably hit its peak probably two years ago in unit volume, bumped up for the fourth quarter for Y2K, and for the same reason that those were probably artificial, the bottom we hit in Q3 of this year probably is just equally artificial, and I think you have to look at not thinking about it as a PC business, but what is the next generation of the consumer complete experience in the Internet and the next generation of manageability of access and Internet access. Collectively it's an awfully exciting combination.

And so I will probably conclude here and actually take some questions, but I will have to end where I started, which is on a little bit of a personal note. If you believe that about the home business, being the self-proclaimed geek that I am, one of the things I am proud about is my home which is my fourth hobby which is actually technology, a completely wireless network, 8,200 songs on my personal jukebox, wired stereo speakers, now with some absolutely great HP products in order to take my HP digital camera and attach it to my two new HP printers, thank you very much. God, I love the printer business.

CARLY:  We hope you paid full price for those, Michael.  Times are tough.

MICHAEL: I have a few more on order as well. I not only actually bought them, I'm actually selling them on the side bringing my friends through and taking orders at the door, but in fact probably view it as really a sort of an example of the next generation of what can be in the home. I will admit thought I get great support out of the help desk, so I've never had a problem with it.

Okay. Longwinded speech. I think you will find me true to my form, I always tell the Compaq employees that if you ask me a direct question, you will get a direct answer, sometimes too direct. And the only caveat I will is that you probably have your own set of lawyers here who will put a softball in my ear if we go too far. But I think subject to regulatory constraints we'll try to take some questions.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's registration statement on Form S-4 filed on November 15, 2001.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a registration statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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